Exhibit 99.26

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

(Expressed in US Dollars, unless otherwise indicated)

Date of Report: August 15, 2024

This management’s discussion and analysis (“MD&A”) for Elemental Altus Royalties Corp. (the “Company” or “Elemental Altus”) is intended to help the reader understand the significant factors that have affected Elemental Altus and its subsidiaries’ performance, as well as factors that may affect its future performance.

The information contained in this MD&A for the three and six months ended June 30, should be read in conjunction with the condensed interim consolidated financial statements of Elemental Altus for the same period together with the audited consolidated financial statements for the year ended December 31, 2023 and the accompanying MD&A for that fiscal year. The information contained within this MD&A is as of August 15, 2024.

The referenced condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standard Board (“IASB”), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. All figures are expressed in US dollars, the Company’s presentation and functional currency, unless otherwise indicated. Additional information is available on the Company’s SEDAR+ profile at www.sedarplus.ca.

Contents

1.	DESCRIPTION OF THE BUSINESS	3

2.	OVERALL PERFORMANCE	4

3.	ROYALTY PORTFOLIO	7

4.	PRINCIPAL ROYALTIES	8

5.	ROYALTY GENERATION	11

6.	DISCUSSION OF OPERATIONS	11

7.	SUMMARY OF QUARTERLY RESULTS	13

8.	LIQUIDITY AND CAPITAL RESOURCES	14

9.	BORROWINGS	14

10.	NON-IFRS MEASURES	15

11.	FINANCING ACTIVITIES	17

12.	OFF-BALANCE SHEET ARRANGEMENTS	17

13.	ACCOUNTING STANDARDS RECENTLY ADOPTED	17

14.	RELATED PARTY TRANSACTIONS	18

15.	FINANCIAL INSTRUMENTS	18

16.	OUTSTANDING SHARE DATA	20

17.	RISKS & UNCERTAINTIES	20

18.	FORWARD-LOOKING STATEMENTS	21

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

(Expressed in US Dollars, unless otherwise indicated)

1.	DESCRIPTION OF THE BUSINESS

Elemental Altus is a TSX Venture Exchange (“TSX-V”) listed precious metals royalty company focused on acquiring royalties and streams over producing, or near producing, assets from established operators and counterparties.

The Company’s gold-focused royalty portfolio includes several top-tier operators and is diversified by jurisdiction, serving to reduce operating risk to the Company and to the individual investor. By relying on advanced assets, the Company is able to minimize funding and development risks that are outside Elemental Altus’ control. Elemental Altus focuses on acquiring royalty assets located in multiple mining jurisdictions to seek to mitigate the risks of political instability and policy changes.

The Company’s common shares are listed on the TSX-V under the symbol “ELE” and the OTCQX under the symbol “ELEMF”.

The Company’s current portfolio includes nine producing royalties spread across six jurisdictions as well as nearly seventy other royalty interests. This portfolio represents a stable current revenue profile with organic opportunities to increase future revenue. The Company benefits from strong shareholder support from its largest investor, La Mancha Resource Fund SCSp (“La Mancha”), and from other institutional investors.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

(Expressed in US Dollars, unless otherwise indicated)

2.	OVERALL PERFORMANCE

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000
Total Revenue	3,752	2,600	7,079	5,406
Adjusted revenue*	5,201	4,728	9,948	8,554
Adjusted cash flows from operations*	1,435	2,095	2,605	2,026
Total net (loss)	(114)	(1,557)	(1,128)	(3,473)
Adjusted EBITDA*	3,441	3,299	6,640	5,666

	2024	2023	2024	2023
	GEO	GEO	GEO	GEO
Total attributable Gold Equivalent Ounces (“GEO”)	2,211	2,377	4,494	4,298

* See the “Non-IFRS Measures” section of this MD&A.

Highlights and key developments

•	On 27 February 2024, the Company sold its initial Firefly Metals Ltd shares that it has received as part of the Ming gold stream disposal for $2.33 million.

•	On March 21, 2024, the Company made a repayment of $5 million of its credit facility, reducing the borrowing balance for the Company to $25 million (December 31, 2023: $30 million) and the unutilized amount of the credit facility is $15 million (December 31, 2023: $10 million).

•	On March 27, 2024, the Company sold its entire shareholding interest in Canyon Resources Limited for $1.18 million.

•	On April 22, 2024, the Company received a 1.25%-1.40% NSR royalty on the Lithium HCK Project in the Republic of Rwanda, with Rio Tinto Mining And Exploration Limited (“Rio Tinto") having the license to operate. The royalty serves as repayment for the Company's $0.23 million (GBP £0.20 million) receivable balance from Aterian Plc.

•	On June 5, 2024, the Company extended the maturity of its $50 million credit facility to June 5, 2027. In the 3 months ending June 30, 2024, the Company made a repayment of $5 million, with a total of $10 million repaid in the six months to June 30, 2024. This has reduced the drawn balance to $20 million as at June 30, 2024 (March 31, 2024: $25 million).

•	On June 19, 2024, the Company received an additional $0.3 million settlement payment from the disposal of the Ming Gold Stream. This brings the total consideration from the disposal to $12.4 million, compared to the $11.2 million carrying amount at the date of disposal.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

(Expressed in US Dollars, unless otherwise indicated)

Subsequent to June 30, 2024

•	On July 4, 2024, the Company, for no consideration, cancelled 814,321 ordinary common shares in the share capital of the Company surrendered by certain former and current management in order to satisfy tax obligations. As of the date of this report the Company has 195,176,071 of ordinary shares outstanding.

•	On July 22 1, 2024, the Company announced a binding agreement to acquire two tungsten royalties, including an uncapped 4% NSR royalty over the Mactung project operated by Fireweed Metals Corp. for total consideration of $4.5 million (with $3 million being paid on closing and a deferred payment of $1.5 million due 1 year after closing). The transaction closed on August 1, 2024.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

(Expressed in US Dollars, unless otherwise indicated)

The following table summarizes the Company’s revenue from royalty interests during the three and six months ended June 30, 2024 and 2023. Adjusted revenue also includes accrued royalty revenue from equity investments for the same periods (see section 10 – Non-IFRS Measures).

	Three months ended June 30,		Six months ended June 30,
	2024 $’000	2023 $’000	2024 $’000	2023 $’000
Revenue from royalties
Amancaya	28	211	100	448
Ballarat	236	179	290	214
Bonikro	866	87	1,795	266
Karlawinda	1,303	1,181	2,483	2,440
Mercedes	218	193	483	433
Mulgarrie	-	14	-	14
Mount Pleasant	64	85	160	189
SKO	103	67	173	151
Wahgnion	604	583	1,265	1,251
Total revenue	3,422	2,600	6,749	5,406
Royalty revenue from equity investments
Other income	330	-	330	-
Caserones[1]	1,449	2,128	2,869	3,148
Adjusted revenue	5,201	4,728	9,948	8,554

(1)	The Caserones royalty is held by Sociedad Legal Minera California Una de la Sierra Peña Negra (“SLM California”) in which the Company held an effective 24.4% equity interest as at June 30, 2024.

The following table summarizes the Company’s GEOs from royalty interests during the three and six months ended June 30, 2024 and 2023.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Amancaya	12	106	47	225
Ballarat	100	90	126	108
Bonikro	368	44	814	134
Karlawinda	554	593	1,121	1,227
Mercedes	93	97	221	217
Mulgarrie	-	7	-	7
Mount Pleasant	27	43	73	95
SKO	44	34	78	76
Wahgnion	257	293	575	629
Total GEOs from royalty interests	1,455	1,307	3,055	2,718
Other income	140	-	140	-
Caserones[1]	616	1,070	1,299	1,580
Total GEOs[1]	2,211	2,377	4,494	4,298

(1)	See the “Non-IFRS Measures” section of this MD&A.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

(Expressed in US Dollars, unless otherwise indicated)

2024 Guidance

• Elemental Altus is on track to meet the lower end of guidance of 10,000 to 11,700 GEOs and the higher end of expected revenue of US$20.0 to US$23.3 million. Production remains weighted to H2 2024, particularly for the new Diba royalty, while the lower relative performance of the copper price to gold drives the increased difference between GEOs and revenue.

3.	ROYALTY PORTFOLIO

Elemental Altus’ focus is on securing royalties over high-quality precious metals assets with established operators. As at June 30, 2024, the Company owns 89 royalties. Elemental Altus has nine royalties that are currently paying, including five in Australia, two in Chile, and one each in Burkina Faso, Côte d’Ivoire and Mexico. The following table lists the producing and notable development royalty that Elemental Altus currently owns either directly, or indirectly through its subsidiaries and associates as at the date of this report. Royalty Type means either a net smelter return (NSR), gross revenue royalty (GRR), net profit interest (NPI), or royalty per production ounce.

Project	Operator	Location	Commodity	Stage	Royalty Type
Amancaya	Austral Gold Ltd	Chile	Gold, silver	Production	2.25% NSR
Ballarat	Victory Minerals Pty Ltd	Australia	Gold	Production	1.25% NSR
Bonikro	Allied Gold	Côte d’Ivoire	Gold	Production	2.25% NSR
Cactus	Arizona Sonoran Copper Company	USA	Copper	Feasibility	0.68% NSR
Caserones	Lundin Mining Corp.	Chile	Copper	Production	0.473% NSR
Diba	Allied Gold Corp.	Mali	Gold	Production	3% NSR
Karlawinda	Capricorn Metals Ltd	Australia	Gold	Production	2% NSR
Laverton	Focus Minerals Ltd	Australia	Gold	Feasibility	2% GRR
Mercedes	Bear Creek Mining Corp.	Mexico	Gold, silver	Production	1% NSR
Mt. Pleasant	Zijin Mining Group	Australia	Gold	Production	5% NPI or A$10/oz
Pickle Crow	FireFly Metals Ltd	Canada	Gold	Feasibility	2.25% NSR
South Kalgoorlie	Northern Star Resources Ltd	Australia	Gold	Production	A$5/oz
Wahgnion	Lilium Mining	Burkina Faso	Gold	Production	1% NSR

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

(Expressed in US Dollars, unless otherwise indicated)

4.	PRINCIPAL ROYALTIES

Karlawinda

Location:	Western Australia
Commodity:	Gold
Operator:	Capricorn Metals Ltd. (ASX:CMM) (“Capricorn”)
Royalty:	2% NSR royalty

Update

•	Q2 2024 gold production from Karlawinda was 26,835 ounces (Q2 2023: 28,859 ounces)

•	Capricorn is guiding to production of 110,000 to 120,000 ounces for the year to June 2025

•	Subsequent to June 30, 2024, Capricorn announced the commencement of work on a major expansion study for Karlawinda, looking at an expansion of between 2.0 and 2.5 million tonnes per annum (“Mtpa”), an approximate 50% increase in throughput on the current 4.5 Mtpa

•	Capricorn also announced a 15% increase to the Mineral Reserves to 1,428 thousand ounces, which supports the pre-expansion life of mine exceeding 13 years, representing a 27% increase after accounting for mining depletion as of July 31, 2024

Caserones

Location:	Chile
Commodity:	Copper
Operator:	Lundin Mining Corp. (TSX:LUN) (“Lundin Mining”)
Royalty:	0.473% NSR royalty (held through associate company, SLM California)

Update

•	In Q2 2024, the Company accrued adjusted royalty revenue of $1.4 million, based on reported production of 29.8kt of copper and 0.7kt of molybdenum.

•	Copper and molybdenum production was impacted in the quarter by extended mill maintenance and weather events. Recoveries were also temporarily reduced by changes in the mining sequence and flotation circuit disruptions.

•	Annual copper production guidance range for the Caserones mine for 2024 has been increased to 125 – 135kt (previously 120 – 130kt)

•	Exploration drilling was completed in the lower portion of the mineral resource and at the Angelica oxide and sulphide targets, both near-mine targets that would add potential mineral resources and extend the life of the operation.

•	Subsequent to period end, Lundin announced that one of the three unions representing 5% of the total workforce at the Caserones mine in Chile, have taken job action. In April 2024, Caserones was able to successfully negotiate a new collective bargaining agreement with one of the other two unions representing a similar number of employees.

Wahgnion

Location:	Burkina Faso
Commodity:	Gold
Operator:	Lilium Mining (“Lilium”)
Royalty:	1% NSR royalty

Update:

•	Q2 2024 gold production from Wahgnion was 32,629 ounces (Q2 2023: 31,710 ounces).

•	Gold production increased primarily due to a rise in higher tonnes and grades.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

(Expressed in US Dollars, unless otherwise indicated)

Diba

Location:	Mali
Commodity:	Gold
Operator:	Allied Gold Corp. (TSX:AAUC) (“Allied”)
Royalty:	3% NSR royalty, stepping down to 2% after first 226koz

Update

•	Ore was exposed and available for mining at Diba in June, with further production and maiden gold sales expected in Q3 2024, subject to the receipt of authorizations for processing at Sadiola, which are currently in progress

•	Allied has announced that Diba ore is expected to represent a significant component of production at Sadiola this year

•	The quarter ended with approximately 175,000 tonnes of oxide ore stockpiled at Diba, representing approximately 6,400 ounces of mined gold

•	Exploration and infill drilling programs at Diba included 171 holes for 13,199 meters in Q2

Bonikro

Location:	Cote d’Ivoire
Commodity:	Gold
Operator:	Allied
Royalty:	Up to 2.25% NSR royalty, capped at 560,000 ounces

Update

•	Royalty attributable sales in Q2 2024 was 17,753 ounces (Q2 2023: 2,091 ounces) due to the majority of production being sourced from royalty linked areas

•	Increased production was derived from royalty linked areas, with some delays in processing due to power availability across Cote d’Ivoire. Backup generators have been installed to mitigate future power availability risk

•	Stripping at Pushback 5 is expected to expose higher-grade materials in 2025 and 2026

Cactus

Location:	USA
Commodity:	Copper
Operator:	Arizona Sonoran Copper Company (TSX:ASCU) (“Arizona Sonoran”)
Royalty:	0.68% NSR royalty

Update

•	Subsequent to period end, Arizona Sonoran announced the results of an NI 43-101 Preliminary Economic Assessment on its Cactus Project, outlining a conceptual open-pit operation

•	Metallurgical and infill drilling programs are underway, targeting a Pre-Feasibility Study in H1 2025 and a construction decision in 2026

Mercedes

Location:	Mexico
Commodity:	Gold & silver
Operator:	Bear Creek Mining Corporation (TSX-V:BCM) (“Bear Creek”)
Royalty:	1% NSR royalty

Update

•	Q2 2024 gold production from Mercedes was 9,304 ounces (Q2 2023: 9,212 ounces).

•	Production results were negatively impacted by the decision to discontinue development of the central ramp at the Marianas deposit and to drive a new lateral ramp into more stable rock. The lateral ramp will allow better positioning for ongoing infill drilling and development into other Marianas orebodies in late 2024 that are expected to contribute to production in 2025.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

(Expressed in US Dollars, unless otherwise indicated)

Ballarat

Location:	Victoria, Australia
Commodity:	Gold
Operator:	Victory Minerals Pty Ltd
Royalty:	1.25% NSR royalty, capped at A$25m in royalty payments

Update

•	Q2 2024 gold sales from Ballarat was 6,164 ounces

•	Tailings Storage Facility 4 has been approved, providing a pathway to over 10 years of production

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

(Expressed in US Dollars, unless otherwise indicated)

5.	ROYALTY GENERATION

Ethiopia

On July 21, 2023, the Company agreed the sale of 95% of Altau Resources Limited to Canadian incorporated ANS Exploration Corp. (“ANS”). The transaction consideration includes: two uncapped 2.5% NSR royalties, $200,000 in cash comprising $50,000 upfront and 5 quarterly payments of $30,000, up to a 5% equity interest in ANS upon any future Initial Public Offering of ANS equity and up to $1 million in milestone performance cash payments. The 5% equity interest retained in Altau will be non-dilutable until completion of a feasibility study. ANS has a 5 year buy-back option on up to 1% of the royalties for $1.5 million each.

The transaction is expected to close in 2024.

6.	DISCUSSION OF OPERATIONS

The discussion of operations relates to the Company’s three and six months ended June 30, 2024 and 2023.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000
Total revenue	3,752	2,600	7,079	5,406
Depletion of royalty interests	(1,637)	(1,694)	(3,265)	(3,569)
Share of profit of associates	631	977	1,155	1,186
General and administrative expenses	(1,832)	(1,324)	(3,366)	(3,214)
Project evaluation expenses	(74)	(195)	(99)	(242)
Transaction related expenses	-	-	(400)	-
Impairment charge	-	(3)	-	(127)
Share-based compensation expense	(353)	(207)	(699)	(226)
Interest income	63	3	92	33
Interest and financing expenses	(569)	(676)	(1,235)	(1,296)
Fair value (loss) / gain on investments	(26)	307	(25)	123
Foreign exchange gains / (losses)	2	(48)	(92)	(13)
Other income	122	88	288	427
Tax expense	(406)	(246)	(708)	(534)
Gain/(loss) on disposal	283	(962)	247	(962)
Net loss on discontinued operations	(70)	(177)	(100)	(465)
Net loss for the period	(114)	(1,557)	(1,128)	(3,473)

Adjusted operating cash flows(1)	1,435	2,095	2,605	2,026

Adjusted revenue(1)	5,201	4,728	9,948	8,554
Adjusted depletion(1)	(2,004)	(2,220)	(4,059)	(4,549)

Adjusted EBITDA(1)	3,441	3,299	6,640	5,666

(1)  See Non-IFRS Measures in section 10.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

(Expressed in US Dollars, unless otherwise indicated)

Six months ended June 30, 2024

Adjusted total revenue has increased to $9.95 million (2023: $8.55 million), primarily driven by increased production from the Bonikro and Ballarat royalties compared to the previous period along with higher gold and copper prices. Total revenue increased to $7.08 million (2023: $5.41 million).

Depletion of royalty interests has decreased to $3.27 million (2023: $3.57 million), this decline is attributed to royalties with relative larger depletable bases (reserves and resources) being the primary revenue generators in the period. Adjusted depletion decreased to $4.06 million (2023: $4.55 million).

General and administrative expenses increased to $3.37 million (2023: $3.21 million), reflecting additional costs incurred associated with employee departures, recruitment and tax on share option awards. The Company expects significantly lower general and administrative expenditure as a result of synergies realized through the divestment of the exploration business.

Project evaluation expenses of $0.09 million (2023: $0.24 million) have remained steady across the period. Project evaluation expenses are incurred in the process of assessing and evaluating opportunities for the Company.

Impairment charges were $nil (2023: $0.13 million), the 2023 charge relates to the Kwale royalty. The Company was informed by the mine operator that that no more royalties will be received from the mine.

Share-based compensation increased to $0.70 million (2023: $0.23 million) due to new issues of share options and restricted share options to directors and employees in Q1 2024.

Interest and finance expenses decreased to $1.24 million (2023: $1.3 million). This movement is a result of the Company continuing to pay down its debt, with a total $10 million repayment made in the six month ending June 30, 2024, reducing the amount borrowed to $20 million (2023: $30 million).

Tax expense for the year has increased to $0.71 million (2023: $0.53 million). The tax balance is formed from of withholding tax recognized on royalties and on cross-border intercompany loans, which have both increased in the period.

The Company recorded a net loss of $1.13 million for the six months ended June 30, 2024, compared to a net loss of $3.47 million for the six months ended June 30, 2023. The decrease in net loss is due to a combination of factors, as discussed above.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

(Expressed in US Dollars, unless otherwise indicated)

7.	SUMMARY OF QUARTERLY RESULTS

The following is selected financial data of the Company for the last eight quarters ending with the most recently completed quarter, being the three months ended June 30, 2024.

	THREE MONTHS ENDED
	June 30, 2024	March 31, 2024	December 31, 2023	September 30, 2023
	$’000	$’000	$’000	$’000
Total revenue	3,752	3,327	3,960	2,378
Adjusted revenue[1]	5,201	4,747	5,649	3,652
Total Net profit/(loss)	(114)	(1,014)	2,178	(2,606)
Total Net profit/(loss) per share – basic and diluted	(0.00)	(0.01)	0.02	(0.01)
Total assets	178,258	182,999	188,922	190,338

	THREE MONTHS ENDED
	June 30, 2023	March 31, 2023	December 31, 2022	September 30, 2022
	$’000	$’000	$’000	$’000
Total revenue	2,600	2,806	2,573	2,789
Adjusted revenue[1]	4,728	3,827	2,815	3,445
Total Net loss	(1,557)	(1,916)	(11,518)	(3,134)
Total Net loss per share – basic and diluted	(0.01)	(0.01)	(0.08)	(0.03)
Total assets	183,162	184,646	185,928	188,236

1      See Non-IFRS Measures in section 10.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

(Expressed in US Dollars, unless otherwise indicated)

8.	LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2024, the Company’s cash balance was $6.45 million (December 31, 2023: $11.29 million) with working capital of $20.82 million (December 31, 2023: $16.79 million).

During the six months to June 30, 2024, the Company’s operating activities generated $0.55 million (2023: used $0.12 million), while its investing activities generated $5.84 million (2023: used $5.47 million) and its financing activities used $11.14 million (2023: used $1.29 million).

The Company had no commitments to fund its royalties other than a contingent A$0.4 million payment on a portion of the Mount Pleasant gold royalty in Australia. At June 30, 2024, there had been no decision made to mine this portion of Mount Pleasant and therefore the contingent payment is not due.

The Company’s aggregate operating, investing and financing activities during the quarter plus a FX loss of $0.09 million on revaluation of cash balances resulted in a decrease in its cash balance of $4.84 million (2023: $6.66 million decrease).

Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and discretionary business development opportunities.

9.	BORROWINGS

National Bank of Canada/Canadian Imperial Banking Corp. loan

On December 1, 2022, the Company entered into an agreement with National Bank of Canada (“NBC”) and Canadian Imperial Bank of Commerce (“CIBC”) for a $40 million revolving credit facility (the “Facility”), with an option to increase to $50 million subject to certain conditions. The Facility has a term of 3 years, extendable through mutual agreement between the Company, NBC, and CIBC. Depending on the Company's leverage ratio, amounts drawn on the facility are subject to interest at SOFR plus 2.50% - 3.75% per annum, and the undrawn portion is subject to a standby fee of 0.56% - 0.84% per annum.

The Facility was entered into by the Company as borrower, NBC and its subsidiaries as Administrative Agent, Sole Bookrunner and Co-Lead Arranger, and CIBC as Co-Lead Arranger and Syndication Agent.

On June 5, 2024, the Company extended its facility maturity to June 5, 2027. The arrangement fees and legal costs associated with this extension are capitalized and amortized over the term of the facility.

The Company has drawn down $20 million from the Facility as at June 30, 2024. The Company recorded an interest and finance expense of $1.24 million for the six months ending June 30, 2024.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

(Expressed in US Dollars, unless otherwise indicated)

10.	NON-IFRS MEASURES

The Company has included performance measures which are non-IFRS and are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-IFRS measures do not have any standard meaning under IFRS and other companies may calculate measures differently.

Adjusted EBITDA

Adjusted EBITDA excludes the effects of certain other income/expenses and unusual non-recurring items. Adjusted EBITDA is comprised of earnings before interest, taxes, depletion, including depletion and taxes relating to share of profit from associate, and share-based compensation. Management believes that this is a useful measure of the Company’s performance because it adjusts for items which may not relate to underlying operating performance of the Company and/or are not necessarily indicative of future operating results.

The table below provides a reconciliation of adjusted EBITDA for the six months ended June 30, 2024 and 2023:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000
Net profit / (loss) from continuing operations	(44)	(1,380)	(1,028)	(3,008)
Project evaluation expenses	74	81	99	242
Transaction related expenses	-	-	400	-
Interest income	(63)	(3)	(92)	(33)
Interest and finance expenses	569	676	1,235	1,296
Adjusted tax expense[1]	805	820	1,490	1,384
Adjusted depletion1	2,004	2,220	4,059	4,549
Depreciation of property, plant and equipment	-	20	-	44
Impairment charge	-	3	-	127
Fair value (gain) / loss on investments	26	(307)	25	(123)
Share-based compensation expense	353	207	699	226
(Gain)/loss on disposal	(283)	962	(247)	962
Adjusted EBITDA	3,441	3,299	6,640	5,666

1 See Adjusted revenue, depletion and tax expense below.

The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

(Expressed in US Dollars, unless otherwise indicated)

Adjusted revenue, depletion, tax expense and cash flow from operating activities

Adjusted revenue is a non-IFRS financial measure, which is defined as including gross royalty revenue from associated entities holding royalty interests related to Elemental Altus’ effective royalty on the Caserones copper mine. Management uses adjusted revenue to evaluate the underlying operating performance of the Company for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as revenue, investors may use adjusted revenue to evaluate the results of the underlying business, particularly as the adjusted revenue may not typically be included in operating results. Management believes that adjusted revenue is a useful measure of the Company performance because it adjusts for items which management believes reflect the Company’s core operating results from period to period. Adjusted revenue is intended to provide additional information to investors and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. It does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Adjusted depletion, adjusted tax expense and adjusted cash flow from operating activities are non-IFRS measures which include depletion, tax and dividends from the Caserones royalty asset in line with the recognition of adjusted revenue as described above.

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000
Total Revenue	3,752	2,600	7,079	5,406
Revenue from Caserones	1,449	2,128	2,869	3,148
Adjusted revenue	5,201	4,728	9,948	8,554

Depletion of royalty	(1,637)	(1,694)	(3,265)	(3,569)
Depletion of Caserones	(367)	(526)	(794)	(980)
Adjusted depletion	(2,004)	(2,220)	(4,059)	(4,549)

Tax expense	(406)	(246)	(708)	(534)
Tax charge relating to Caserones	(399)	(574)	(782)	(850)
Adjusted tax expense	(805)	(820)	(1,490)	(1,384)

Cash flow from operating activities	378	696	553	115
Dividends received from Caserones	1,057	1,399	2,052	1,911
Adjusted cash flow from operating activities	1,435	2,095	2,605	2,026

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

(Expressed in US Dollars, unless otherwise indicated)

Gold Equivalent Ounces

Elemental Altus’ adjusted royalty, and other revenue is converted to an attributable gold equivalent ounce, or GEO, basis by dividing the royalty and other revenue from associates in a period by the average gold price for the same respective period. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. The production forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Elemental Altus holds an interest. The production forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Elemental Altus and may be subject to uncertainty. There can be no assurance that such information is complete or accurate.

11.	FINANCING ACTIVITIES

During the three months ended June 30, 2024, the Company did not engage in equity transactions.

During the three months ended March 31, 2023, the Company completed the following equity financing transactions:

•	On February 21, 2023, the Company issued 1,598,162 common shares at C$1.31 ($0.97) per common share as part of the acquisition of the First Mining royalty portfolio.

12.	OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements.

13.	ACCOUNTING STANDARDS RECENTLY ADOPTED

New accounting standards effective in 2024

There was no material impact on the financial statements from new accounting standards or amendments to accounting standards, effective January 1, 2024.

Amendments IAS 1 – Classification of Liabilities as Current or Non-current

The IASB issued amendments to IAS 1 Presentation of Financial Statements (“IAS 1”). The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period. Classification is unaffected by the entity’s expectation or events after the reporting date. Covenants of loan arrangements will affect the classification of a liability as current or non-current if the entity must comply with a covenant either before or at the reporting date, even if the covenant is only tested for compliance after the reporting date. There was no significant impact on the Company’s consolidated interim financial statements as a result of the adoption of these amendments.

New accounting standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company’s current or future reporting periods.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

(Expressed in US Dollars, unless otherwise indicated)

14.	RELATED PARTY TRANSACTIONS

Key management includes the executive and non-executive directors and certain officers of the Company. Key management compensation during the six months ended June 30, 2024 and 2023 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$’000	$’000	$’000	$’000
Salary, fees, pension and professional fees	330	414	735	1,001
Share-based compensation	244	24	473	44
Total	574	438	1,208	1,045

Amounts due from related parties at June 30, 2024 of $1.50 million (December 31, 2023: $1.10 million):

-	$0.85 million receivable from Akh Gold Ltd which the Company holds a 19.9% equity interest, and
-	$0.65 million receivable balance from former and current management, for tax liabilities on performance shares awards. This balance was settled on July 4, 2024.

15.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, investments, accounts receivable and other, accounts payable and accrued liabilities and borrowings which are all measured at amortized cost except for investments which are measured at fair value through profit or loss.

Discussions of risks associated with financial assets and liabilities are detailed below:

Market risk

Market risk is the risk that the Company’s future earnings will be adversely impacted by changes in market prices. Market risk for the Company comprises two types of risk: price risk and foreign currency risk.

Price risk

The price risk is the risk that the Company’s future earnings will be adversely impacted by changes in the market prices of commodities. In addition, the Company’s investments in listed securities are subject to movements in their respective share price.

Foreign currency risk

Foreign currency risk is the risk that the fair value of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s transactions are carried out in a variety of currencies, including Sterling, Australian Dollar, Canadian Dollar and US Dollar as well as Egyptian Pound and West African Franc and it is exposed to movements in the US Dollar against these other currencies. The Company has not hedged its exposure to currency fluctuations.

Sensitivity analysis has been performed to indicate how the profit or loss would have been affected by changes in the exchange rate between the US Dollar and each of these currencies. The analysis is based on a weakening and strengthening of these currencies by 10% against the US Dollar in which the Company has assets and liabilities at the end of each respective period. A movement of 10% reflects a reasonably possible sensitivity when compared to historical movements over a three-to-five-year timeframe. Based on the Company’s CAD, GBP and AUD denominated monetary assets and liabilities at June 30, 2024, a 10% strengthening in CAD, GBP and AUD relative to the US Dollar would result in an increase of approximately $0.11 million in the Company’s net loss. A 10% increase (decrease) of the value of other currencies relative to the US Dollar would not have a material impact on net loss.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

(Expressed in US Dollars, unless otherwise indicated)

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. Interest rate risk arises from interest-bearing financial assets and liabilities that the Company uses. Treasury activities are managed using procedures and policies approved and monitored by the Board to minimize the financial risk faced by the Company. Interest-bearing assets comprise cash and cash equivalents which are considered to be short-term liquid assets, and interest- bearing liabilities comprise the loan drawn under the revolving credit facility with NBC and CIBC which bears interest at a rate of SOFR plus 2.50% - 3.75% per annum.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings in cash and its committed liabilities.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s maximum exposure to credit risk is attributable to cash. The credit risk on cash is limited because the Company invests its cash in deposits with well capitalized financial institutions. The Company’s accounts receivable is subject to the credit risk of the counterparties who own and operate the mines underlying the royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets.

Fair values

It is the Board’s opinion that the carrying values of the cash and cash equivalents, other receivables, all trade and other payables in the condensed interim consolidated statement of financial position approximate their fair values due to their short-term nature. Investments are carried at fair value, which is a Level 1 valuation based on the published prices of listed securities.

Capital risk management

The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern. The Company manages its capital structure and makes adjustments in light of changes in economic conditions and in the risk characteristics of underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, acquire debt, or sell assets. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and to take advantage of business opportunities.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

(Expressed in US Dollars, unless otherwise indicated)

16.	OUTSTANDING SHARE DATA

Common shares

As at the date of this MD&A, the Company had 195,176,071 common shares issued and outstanding.

Stock Options and Performance Share Units

The following is a summary of Elemental Altus’ issued and outstanding stock options and PSUs at the date of this MD&A:

Type	Expiry Date	Exercise Price		Trading Price Hurdle		Number Outstanding	Number Exercisable
Stock options
	July 28, 2025	C$	1.50		-	825,000	825,000
	December 20, 2027	C$	1.40		-	6,295,000	6,295,000
	February 28, 2029	C$	1.15		-	2,980,000	745,000

Altus replacement options
	August 28, 2025	C$	1.92		-	2,182,946	2,182,946
	August 20, 2026	C$	1.92		-	59,400	59,400
	February 9, 2027	C$	1.70		-	1,149,390	1,149,390

Performance Share Units (“PSUs”)
	July 28, 2025		-	C$	1.70	160,000	160,000
	July 28, 2025		-	C$	2.20	340,000	-

Restricted Share Units (“RSUs”)
	February 28, 2029	C$	1.05		-	1,300,000	-
Total stock options, Altus replacement options, PSU and RSUs						15,371,736	11,496,736

17.	RISKS & UNCERTAINTIES

For detailed risks and uncertainties, refer to the Annual Information Form (“AIF”) dated April 29, 2024 which is available on the Company’s SEDAR+ profile at www.sedarplus.ca

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

(Expressed in US Dollars, unless otherwise indicated)

18.	FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information (within the meaning of applicable Canadian securities laws) (collectively, “forward-looking statements”). All statements and information, other than statements and information of historical fact, constitute “forward-looking statements” and include any information that addresses activities, events or developments that the Company believes, expects or anticipates will or may occur in the future including the Company’s strategy, plans or future financial or operating performance and other statements that express management’s expectations or estimates of future performance.

Forward-looking statements are generally identifiable by the use of the words “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate” and similar expressions (including negative and grammatical variations) have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Forward-looking statements involve significant risks, uncertainties and assumptions and in this MD&A include, but are not limited to: statements with respect to the Company's financial guidance, outlook, the completion of mine expansion under construction phases, and the results of exploration and timing thereof, at the mines or properties that the Company holds an interest in, future royalty payments relating to royalties and streams the Company holds an interest in, and refinancing of the debt. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of this MD&A. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this MD&A. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. The forward-looking statements contained in this MD&A have been based on expectations, factors and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company’s control, including without limitation: the impact of general business and economic conditions; the absence of control over mining operations from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other minerals; industry conditions, including inflation, commodity price fluctuations, interest and exchange rate fluctuations; regulatory, political or economic developments in any of the countries where properties underlying the royalty, stream interests or exploration assets are located or through which they are held; risks related to the operators of the properties underlying royalty or other interest, including changes in the ownership and control of such operators; risks related to geopolitics and conflict including the impact of the war in Ukraine which has affected energy and food prices, global pandemics, including the COVID-19 pandemic, and the spread of other viruses or pathogens; influence of macroeconomic developments, compounded by the effects of the war in Ukraine which have also affected energy and food supplies; business opportunities that become available, or are pursued; title, permit or license disputes related to interests on any of the properties in which a royalty or other interest is held; loss of key employees; regulatory restrictions; litigation; fluctuations in foreign exchange or interest rates; and other factors, many of which are beyond the control of Elemental Altus. The Company assumes no responsibility to update forward looking statements, other than as may be required by applicable securities laws. The factors identified above are not intended to represent a complete list of the factors that could affect the Company.

ELEMENTAL ALTUS ROYALTIES CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2024

(Expressed in US Dollars, unless otherwise indicated)

Qualified Person:

Richard Evans, FAusIMM, is Senior Vice President Technical of Elemental Altus. Richard Evans is a qualified person under NI 43-101, and he has reviewed and approved the scientific and technical disclosure contained in this document.